Exhibit (a)(12)

Dear Colleagues,

As you are aware, on September 8, 2014, the Company entered into a merger agreement with General Mills, Inc. (“General Mills”). Under the terms of the merger agreement, a subsidiary of General Mills (“Purchaser”) is offering to purchase all of the outstanding shares of Company common stock for a price of $46.00 per share, without interest and subject to applicable withholding taxes (the “offer”). Following the closing of the offer and the satisfaction of the conditions to closing described in the merger agreement, Purchaser will be merged with and into the Company (the “merger”).

Many of you have been asking what will happen to your equity awards if and when the merger closes. This notice is intended to address that question with regard to equity awards held by Company employees, but, should you have any other questions, please do not hesitate to contact Janet Brady at (510) 558-6113.

When we say “equity awards”, we are referring to stock options, restricted stock units (“RSUs”) and/or performance share units (“PSUs”) granted to employees by the Company.

What will happen to my outstanding equity awards in the merger? In general, all of the equity awards outstanding if and when the merger closes will immediately vest according to their terms, and then they will be cancelled in exchange for a cash payment. More specifically:

•	Restricted Stock Units: Upon closing of the merger, all RSUs will fully vest and will be cancelled in exchange for a cash payment equal to the number of shares of stock underlying the RSU multiplied by $46.

•	Stock Options: Upon closing of the merger, all stock options (both vested and unvested) will be cancelled in exchange for a cash payment equal to: ($46 minus the option exercise price) times the number of shares of stock underlying the option.

•	For example, if you hold 100 stock options to purchase 100 shares with an exercise price of $20 per share, you will be entitled to a payment of $2,600 (100 x ($46-$20=$26)), less applicable withholdings.

•	Stock options with an exercise price that is equal to or greater than $46 will be cancelled without payment.

•	Performance Share Units:

The Company granted PSUs with the following performance periods: April 1, 2012 - March 31, 2015 (the “2012 PSUs”); April 1, 2013 - March 31, 2016 (the “2013 PSUs”); and April 1, 2014 - March 31, 2017 (the “2014 PSUs”).

2014 PSUs: Upon closing of the merger, the 2014 PSUs will vest at their target levels. The vested PSUs will then be cancelled in exchange for a cash payment equal to the number of shares that vested multiplied by $46.

2012 PSUs and 2013 PSUs: These PSUs are required, by their terms, to vest based on actual Company performance through the closing date. Unfortunately, as of today, the projected calculation of the performance metrics for both the 2012 PSUs and the 2013 PSUs (cumulative compounded adjusted diluted EPS growth rate) reflects performance that will not meet the minimum threshold performance required to vest any PSUs. Therefore, it is anticipated that none of the 2012 PSUs or the 2013 PSUs will vest and they will be cancelled upon closing of the merger without payment.

When will I receive payments for my equity awards? Any cash payments for your equity awards will be paid to you no later than the second payroll cycle following the closing of the merger.

Will my payments be subject to tax? Any cash payments for your equity awards will be subject to ordinary income and employment taxes and the amount actually paid to you will be reduced for any required tax withholdings.

What you need to do:

•	If the merger closes, the cash payments described above will be made automatically. No action on your part is needed.

•	This document only applies to outstanding stock options, RSUs and PSUs, and not to any shares of stock you own. If you have shares of stock from previously vested equity awards, or from personal purchases either on the open market or as part of the Company’s initial public offering, then you may tender your shares in the offer, which commenced today.

•	If the merger does not close, your equity awards will remain in effect as if the potential merger was never announced.

What to do with the money? As you anticipate the payments you may be entitled to receive for your equity awards in connection with the merger, many of you may be asking yourselves what you should do with the money. We cannot provide you with any advice and each individual’s needs are different, but we do highly recommend that you consult a reputable investment advisor, attorney and/or tax consultant.

Important Information

The description contained herein is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Company. On September 22, 2014, General Mills and Purchaser filed a Tender Offer Statement and the Company filed a Solicitation/Recommendation Statement with respect to the offer with the Securities and Exchange Commission (the “SEC”). The Company’s stockholders are strongly advised to read carefully the Tender Offer Statement (including the Offer to Purchase, the Letter of Transmittal and the related offer documents) and the related Solicitation/ Recommendation Statement, as they contain important information, including the various terms of, and conditions to, the offer. Such materials will be made available at no charge to the Company’s stockholders. In addition, such materials are available on the SEC’S website at www.sec.gov.